FORM OF EXPENSE REIMBURSEMENT, FEE WAIVER AND RECOVERY AGREEMENT

         THIS EXPENSE REIMBURSEMENT, FEE WAIVER AND RECOVERY AGREEMENT (this "Agreement") is entered into between First Trust Exchange-Traded Fund, a Massachusetts business trust (the "Trust"), and First Trust Advisors L.P., an Illinois limited partnership ("FTA") as of July 26, 2006.


                                    RECITALS:

          A. WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), comprised of various exchange-traded funds (each, a "Fund," and, collectively, the "Funds") set forth on Exhibit A attached hereto, which may be amended from time to time. Each Fund constitutes a separate exchange-traded fund with its own investment objectives and policies.

          B. WHEREAS, FTA is the investment adviser to the Funds and is responsible for the selection and ongoing monitoring of the securities in the Funds' portfolios and certain other services necessary for the management of the Funds and is paid an annual management fee by the Funds.

          C. WHEREAS, FTA has voluntarily agreed to waive management fees and reimburse certain expenses to prevent a Fund's Expense Ratio from exceeding a particular Expense Cap (as such terms are hereinafter defined) for a term provided herein; provided, however, FTA has reserved the right to seek restitution of any fees waived and expenses reimbursed within three years to the extent that such restitution would not cause a Fund to exceed the current expense limitations.

          D. WHEREAS, FTA and the Trust desire to more fully describe and document the above-described fee waivers, expense reimbursements and recovery all in accordance with the terms and provisions hereinafter set forth.

         NOW, THEREFORE, IN CONSIDERATION of the foregoing facts and other good and valuable consideration, the parties hereto hereby agree as follows:

           Section 1. Definitions. The following terms shall have the following definitions in this Agreement:

         "Expense Ratio" is defined as a Fund's annual investment management fees and expenses (excluding taxes, interest, all brokerage commissions, other normal charges incident to the purchase and sale of portfolio securities, and extraordinary expenses) as a percentage of such Fund's daily net asset value.

         "Expense Cap" shall be equal to an Expense Ratio for the Funds as set forth on Exhibit A.


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           Section 2. Waiver of Fees and Reimbursement of Expenses. On a Fund by
Fund basis, FTA will waive investment management fees payable to it by a Fund and/or reimburse a Fund for other expenses borne by such Fund up to such Fund's respective Expense Cap set forth in Exhibit A for the term set forth in Exhibit A, subject to FTA's right to recover such fees and expenses set forth in Section
3. The aggregate amount of investment management fees waived and expenses reimbursed for a Fund from time to time under this Agreement for a particular Fund shall collectively be referred to as the "Reimbursed Amount." The
Reimbursed Amount shall be accrued and paid on a monthly basis for each Fund but calculated and settled on an annual fiscal year basis.

           Section 3. Recovery. During the term of this Agreement, to the extent that the Expense Ratio of a particular Fund is less than such Fund's applicable Expense Cap, FTA may recover a portion of the Reimbursed Amount for such Fund equal to the amount of the Expense Cap less the actual Expense Ratio for such Fund (the "Recovered Amount"). The Recovered Amount shall be accrued and paid on a monthly basis for each Fund but calculated and settled on an annual fiscal year basis. Under no circumstances, however, will FTA be eligible to recover any of the Reimbursed Amount if such recovery would cause the Expense Ratio for a particular Fund to exceed such Fund's Expense Cap for the current fiscal year.

           Section 4. FTA's fund accounting department shall develop and maintain appropriate internal accounting policies and procedures to monitor and calculate the Reimbursed Amount and the Recovered Amount on a monthly basis for each Fund.

           Section 5. Term and Continuation. The term of this Agreement shall begin on October 13, 2006 and shall remain in effect until _________, and shall thereafter continue for additional three-year periods, provided that such continuance is approved by the vote of the majority of the Trustees of the Trust who are not "interested persons" (as defined by the 1940 Act) of the Company.

           Section 6. Notices. Any notice shall be sufficient when sent by registered or certified mail to the other party at the address of such party, set forth below such party's signature on this Agreement.

           Section 7. Entire Agreement; Amendments. This Agreement supersedes and abrogates all prior understandings, communications and agreements (whether written or oral) between the parties with respect to the subject matter hereof, and this Agreement constitutes the entire agreement between the parties with respect to such subject matter. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. No assignment by either party shall be of any force except with the prior written consent of the other party.

           Section 8. Governing Law; Miscellaneous. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois (without regard to principles of law), including all matters of construction, validity, and performance; provided that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation of the Securities and Exchange Commission. If any provision of this Agreement shall be held or made invalid by a court's decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. The captions in this

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Agreement are included for convenience only and in no way define any of the provisions hereof or otherwise affect their construction or effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

FIRST TRUST ADVISORS L.P.                 FIRST TRUST EXCHANGE-TRADED FUND


By                                        By
  -----------------------------------       -----------------------------
  James A. Bowen, President                 James A. Bowen, President

Address: First Trust Advisors L.P.         Address: First Trust Advisors LLC
         1001 Warrenville Road                      1001 Warrenville Road
         Suite 300                                  Suite 300
         Lisle, Illinois  60532                     Lisle, Illinois  60532
         Fax: (630) 322-7437                        Fax: (630) 322-7437
         Attention: W. Scott Jardine                Attention: W. Scott Jardine



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                                    EXHIBIT A


NAME OF FUND                                                    EXPENSE CAP

First Trust Value Line(R) Equity Allocation Index Fund             0.70%

First Trust Value Line(R) Dividend Index Fund                      0.70%